

May 2, 2012

<u>Via E-mail</u>
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma 74801

      Re: EC Development, Inc. (f/k/a eNucleus, Inc.)
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 6, 2012
              File No. 000-14039
              Amendment No. 2 to Form 10-12G
              Filed April 3, 2012
              File No. 000-14039

Dear Mr. Edgerton:

      We have reviewed your letter dated April 2, 2012 and the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 14, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1.   Please ensure that you discuss government regulation of your business. See Item 101(h)(4) of Regulation S-K. In this regard, we note your generalized disclosure under risk factors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

2.   In your response to prior comment 3, as it relates to the five executed contracts, you state that "[a]s of the date of the Form 10 [April 3, 2012], the information is complete but further progress has occurred and [you] will be filing a Current Report under Form 8-K if this information cannot be included in the upcoming Annual Report under Form 10-K." We do not see where this information has been provided in the December 31, 2011 Form 10-K subsequently filed on April 6, 2012, nor do we see any subsequently filed Form 8-K. Please provide us with an updated discussion of the additional progress made on these contracts as implied by your response. Also, tell us when you became aware of such updated progress and where and when you intend to disclose this information.

3.   We note the discussion of backlog on page 38 of your April 3, 2012 Form 10-12G/A. Tell us why you did not include a similar discussion in your December 31, 2011 Form 10-K. In this regard, to the extent that revenues recognized from such arrangements are expected to have a significant impact on the variability of your results, tell whether you considered including a discussion and analysis of the changes in your backlog as part of your MD&A disclosures. We refer you to Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

4.   In addition, you state on page 37 of your Form 10-K that the $13.3 million value of the five contracts is realizable over 36 months, however, according to the backlog disclosures included in your Form 10, it appears such amounts will be realized over 48 months. Please explain these apparent inconsistencies or revise accordingly.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset – Software, page F-10

5.   We note from your response to prior comment 8 that you consulted the guidance in ASC 805-50-30-5 when you initially accounted for the patent purchase in 2007, and you further state that "[g]iven the relationship between Techrescue and the LLC, the value of the intangible asset was based upon cost." The guidance referenced in your response refers to measuring the assets received at the carrying amounts in the accounts of the transferring entity or, in certain circumstances, at the historical cost of the parent of the entities under common control. Accordingly, your reference to recording the asset based upon "cost" remains unclear. Please explain further your reference to "cost" and tell us how your accounting complies with the guidance in ASC 805-50-30-5. Also tell us what the carrying value of the patent asset was on the books of Techrescue at the date of transfer.

6.   As previously requested in our prior comment 9, please provide us with a copy of the patent purchase agreement between the company and Techrescue in fiscal 2007.

Note 10. Warrant, page F-13

7.   We note to your response to prior comment 11 and your reference to net cash settlement in the penultimate paragraph. Please further explain this statement and clarify whether the warrants can be settled in cash. If true, tell us how you determined that classification in equity is appropriate and cite the specific accounting literature within ASC 815-40-25 you relied upon in making this determination. In addition, your response does not address your consideration to include the warrant agreement as an Exhibit to your registration statement pursuant to Item 601 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 47

8.   Tell us when you intend to file your XBRL data as required by Item 601(b)(101) of Regulation S-K.

9.   We note your response to comment 4. Without further information regarding the specific agreements at issue, we are unable to conclude that some (or all) of these agreements should not be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please advise.

10.   Please revise your exhibit index to list all the exhibits required for Form 10-K by Item 601 of Regulation S-K. Most, if not all of the exhibits, filed with your Form 10 could be incorporated by reference into the Form 10-K pursuant to Exchange Act Rule 12b-32.

Form 10-12G/A2 Filed April 3, 2012

Exhibits

11.   We note your response to prior comment 5 and the revised Modification of Unit Purchase Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12/G/A. Please explain why the Agreement is not dated or revise to file a properly dated and complete Agreement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Steven Talbot, Esq.